

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2015

Via E-mail
Andrew Fitzmaurice
Chief Executive Officer
Nord Anglia Education, Inc.
St George's Building
Level 12
2 Ice House Street
Central, Hong Kong

      Re: Nord Anglia Education, Inc.
            Form 20-F for Fiscal Year Ended August 31, 2014
            Filed November 19, 2014
            File No. 001-36356

Dear Mr. Fitzmaurice:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Consolidated Statement of Income, page F-4

We note that certain costs which appear to be of an operating nature have not been classified in your cost of sales, such as, property costs, which comprise all property-related costs associated with the operation of our business, and depreciation, amortization. Please revise your presentation of cost of goods sold to include all costs incurred to provide your services, including attributable overheads. Refer to paragraph 10 of IAS 8 and paragraph 103 of IAS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director